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                       March 29, 2023

       Nicholas Liveris
       Chief Financial Officer
       Novonix Limited
       Level 38
       71 Eagle Street
       Brisbane, QLD 4000 Australia

                                                        Re: Novonix Limited
                                                            Form 20-F for the
Transition Period July 1, 2022 to December 31, 2022
                                                            File No. 001-41208

       Dear Nicholas Liveris:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Manufacturing